Filed by SBC Communications Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: AT&T Corp.

Commission File No.: 1-01105

BEFORE THE

STATE OF WYOMING

PUBLIC SERVICE COMMISSION

Joint Application of	)
)
SBC COMMUNICATIONS INC.	)
)
and	)
) Docket No.
AT&T CORP. on behalf of AT&T	)
COMMUNICATIONS OF THE	)
MOUNTAIN STATES, INC.,	)
)
for Approval of Merger	)
)

JOINT APPLICATION FOR APPROVAL OF MERGER

DISCLOSURE STATEMENT

In connection with the proposed transaction, SBC intends to file a registration statement, including a proxy statement of AT&T Corp., and other materials with the Securities and Exchange Commission (the “SEC”).  Investors are urged to read the registration statement and other materials when they are available because they contain important information.  Investors will be able to obtain free copies of the registration statement and proxy statement, when they become available, as well as other filings containing information about SBC and AT&T Corp., without charge, at the SEC’s Internet site (www.sec.gov).  These documents may also be obtained for free from SBC’s Investor Relations web site (www.sbc.com/investor_relations) or by directing a request to SBC Communications Inc., Stockholder Services, 175 E. Houston, San Antonio, Texas 78205.  Free copies of AT&T Corp.’s filings may be accessed and downloaded for free at the AT&T Investor Relations Web Site (www.att.com/ir/sec) or by directing a request to AT&T Corp., Investor Relations, One AT&T Way, Bedminster, New Jersey 07921.

SBC, AT&T Corp. and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from AT&T shareholders in respect of the proposed transaction.  Information regarding SBC’s directors and executive officers is available in SBC’s proxy statement for its 2004 annual meeting of stockholders, dated March 11, 2004, and information regarding AT&T Corp.’s directors and executive officers is available in AT&T Corp.’s proxy statement for its 2004 annual meeting of shareholders, dated March 25, 2004.  Additional information regarding the interests of such potential participants will be included in the registration and proxy statement and the other relevant documents filed with the SEC when they become available.

Cautionary Language Concerning Forward-Looking Statements

Certain matters discussed in this statement, including the appendices attached, are forward-looking statements that involve risks and uncertainties.  Forward-looking statements include, without limitation, the information concerning possible or assumed future revenues and results of operations of SBC and AT&T, projected benefits of the proposed SBC/AT&T merger and possible or assumed developments in the telecommunications industry.  Readers are cautioned that the following important factors, in addition to those discussed in this statement and elsewhere in the proxy statement/prospectus to be filed by SBC with the Securities and Exchange Commission, and in the documents incorporated by reference in such proxy statement/prospectus, could affect the future results of SBC and AT&T or the prospects for the merger: (1) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (2) the failure of AT&T shareholders to approve the merger; (3) the risks that the businesses of SBC and AT&T will not be integrated successfully; (4) the risks that the cost savings and any other synergies from the merger may not be fully realized or may take longer to realize than expected; (5) disruption from the merger making it more difficult to maintain relationships with customers, employees or suppliers; (6) competition and its effect on pricing, costs, spending, third-party relationships and revenues; (7) the risk that Cingular could fail to achieve, in the amount and within the timeframe expected, the synergies and other benefits expected from its acquisition of AT&T Wireless; (8) final outcomes of various state and federal regulatory proceedings and changes in existing state, federal or foreign laws and regulations and/or enactment of additional regulatory laws and regulations; (9) risks inherent in international operations, including exposure to fluctuations in foreign currency exchange rates and political risk; (10) the impact of new technologies; (11) changes in general economic and market conditions; and (12) changes in the regulatory environment in which SBC and AT&T operate.

The cites to webpages in this document are for information only and are not intended to be active links or to incorporate herein any information on the websites, except the specific information for which the webpages have been cited.

JOINT APPLICATION FOR APPROVAL OF MERGER

I.                                       INTRODUCTION

1.                                       SBC Communications Inc. (“SBC”) and AT&T Corp. (“AT&T”) on behalf of AT&T Communications of the Mountain States, Inc. (collectively, the “Applicants” or “Joint Applicants”), hereby request Commission approval, pursuant to Wyo. Stat. Ann. §37-1-104(a) (applicable to telecommunication companies by cross-reference in Wyo. Stat. Ann. §37-15-408), of the merger jointly entered into by SBC and AT&T on January 30, 2005 (Exhibit A hereto, Agreement and Plan of Merger).  The merger will make AT&T a wholly-owned first-tier subsidiary of SBC.  In accordance with the Agreement and Plan of Merger jointly entered into by SBC and AT&T on January 30, 2005, the combined organization will be owned approximately 84% by SBC’s current shareholders and 16% by AT&T’s current shareholders.  As described in more detail below, the merger will be accomplished through an exchange of stock of the two companies.  AT&T Communications of the Mountain States, Inc. (AT&T’s operating subsidiary in Wyoming) will continue to exist in its present form.

2.                                       The combination of the national and international operations of SBC and AT&T responds to profound technological and marketplace changes by bringing together two U.S. companies with complementary strengths so that they might serve their customers better.  Together, SBC and AT&T will be poised to deliver better, innovative products and services to consumers and business customers, and to accelerate the deployment of advanced, next-generation Internet Protocol (“IP”) networks and services, more so than either company could provide on a stand-alone basis.  The combined organization will be a more innovative and financially stronger company and, thus, better able to meet the needs of all its customers.

Significant Public Interest Benefits Will Flow From the Merger

3.                                       Significant public interest benefits will flow to both residential and business customers by combining two companies with complementary strengths.  SBC brings to the merger its financial strength and a range of voice, data, broadband, and related services that it provides to residential, business, and wholesale customers, primarily on a local and regional basis.  AT&T brings a global presence in 50 countries, national and global IP-based networks, a portfolio of data and IP services, hosting, security and professional services, technology leadership through AT&T Labs, skilled networking capabilities, and a base of government and large business customers.

4.                                       The merger will result in increased innovation and prompt the development of services that would otherwise not exist.  The merger will increase incentives for investment in innovation and facilitate a wider and swifter diffusion of the innovation that emerges from AT&T Labs, which is one of the world’s leading corporate research and development organizations.  As a result, many residential and small business customers should ultimately enjoy capabilities that once were available only to the largest business and government customers.

5.                                       The merged company will offer a broader array of services to a broader spectrum of customers than either company would on its own.  As a result of the combination of the two companies’ networks, transport will be more efficient, reliability will increase, and the quality of service should be higher on the combined organization’s network.

6.                                       This transaction will benefit customers throughout the country and internationally.  The merger will create a vigorous U.S.-based carrier with global reach by combining AT&T’s network that spans 50 countries and AT&T Labs’ technological innovation with SBC’s financial strength and local exchange, broadband, and wireless solutions.

Response to Technological and Marketplace Changes

7.                                       The Telecommunications Act of 1996 (the “1996 Act”) removed barriers to competitive entry in local exchange and long distance services.  No longer are providers restricted to specific lines of business or geographic territories, and the result has been lower prices, expanded output, and a wide diversity of suppliers of a multitude of products and services.

8.                                       At the same time, the industry has experienced unprecedented innovation.  New technologies have advanced at a rapid rate to challenge and displace traditional communications services.  Wireline and wireless networks are far more robust, faster, and with greater bandwidth at all levels than they were just a few years ago.  The growth of national wireless networks and the development of new wireless technologies have provided alternatives for consumers of voice and data services.  The shift from dial-up to broadband Internet access—first via cable modems, then through massive investment in DSL—has unleashed a dramatic expansion of the content and service available to tens of millions of Americans.  The widespread adoption of broadband connections to the Internet has led to voice over Internet Protocol (“VoIP”).  Cable operators and others are rapidly exploiting this technology to compete more aggressively for voice services, including in packages with video and high-speed Internet access.  Comcast, for example, has committed to make VoIP available to more than 21 million customers by 2006.  Press Release, Comcast Investor Relations (Jan. 10, 2005), available at http://www.cmcsk.com/phoenix.zhtml?c=118591&p=irol-newsArticle&ID=660894&highlight=.

9.                                       These developments underscore why the merger of SBC and AT&T provides such an ideal opportunity at this juncture, when intermodal competitors (wireless and cable in particular) are challenging the traditional networks.  The existence of separate local and long distance companies is no longer viable and certainly does not benefit consumers.  But neither SBC nor AT&T standing alone has the assets and expertise necessary to assemble a true nationwide end-to-end broadband network.

10.                                 Indeed, the continuing entry of new competitors and the introduction of new technologies has pushed carriers to accelerate investment in their networks, not only to support the voice and data services of the 1990s, but also to introduce and deploy widely the full suite of IP-platform voice, data, and video services of the packetized age.

11.                                 A decade of technological changes also has led to financial reverses and a shakeout in the industry.  Business failures, retrenchments, and product shifts have led to the elimination of hundreds of thousands of jobs, and the loss of more than $2 trillion in market value.  And since the dot-com and tech meltdowns, the capital markets have recognized the increased business risks inherent in the communications industry, which has constrained access to capital while increasing its costs.

12.                                 This transaction responds to these two contrasting developments by bringing together SBC and AT&T to create a more competitive and more enduring global competitor than either company would be alone.  The combined organization will be capable of delivering the advanced network technologies necessary to offer integrated, innovative, high-quality and competitively priced communications and information services to meet the evolving needs of customers worldwide.

Competition Will Not Be Impaired

13.                                 In addition to the merger’s other public interest benefits, it will not reduce competition.  In the current IP world, voice and data services are both merely the transmission of bits over the same network.  These IP-based services are rapidly becoming available to residential and business customers.  Likewise, with wireless communications becoming increasingly widespread, assessment of the effect of the merger on competition cannot ignore the very substantial and growing substitution of wireless for wireline service by both consumers and businesses.  Indeed, in 2005, for the first time, there will be more wireless than wireline connections in the United States.  Frost & Sullivan, “U.S. Communication Services Market Overview and Future Outlook,” at 89 (2004).  Substitution of wireless minutes for wireline usage has been growing at a rapid pace, and an increasing number of consumers are pulling their second lines or even completely “cutting the cord.”  The introduction of 3G wireless services will intensify this trend.  In an environment where wireline carriers compete with cable operators, other VoIP providers, wireless carriers and others, this transaction will not reduce competition.  Rather, by pairing the complementary strengths of the two companies, it will enhance competition and benefit all types of customers.

14.                                 That same conclusion follows when focusing on the wireline segment of the market.  The operations of the two companies are largely complementary – AT&T is focused on national and global enterprise customers with sophisticated needs, while SBC focuses on residential consumers and smaller and regional businesses whose operations are primarily inside SBC’s 13-state region.  Moreover, in each segment in which the companies compete, there are numerous other competitors and no likelihood of anti-competitive effects.

15.                                 The merger will not diminish competition for mass-market customers.  Well before the Merger Agreement, AT&T made an unilateral decision to discontinue actively marketing local and long distance service to residential and small business customers.  As evidenced by AT&T’s pre-merger activities, it is clear that AT&T’s decision is irreversible.  AT&T has already dismantled infrastructure required to recruit new mass market customers by shutting call centers, dismissing marketing personnel, and terminating vendor contracts.

16.                                 Not only will AT&T no longer be an active competitor for mass market customers, but increasingly the competition for such customers is coming from cable operators offering VoIP and other IP-based services, other VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.

17.                                 Nor will the merger have an adverse effect on the highly competitive business segments of the market.  These segments of the communications industry have long been vigorously competitive, with numerous competitors and sophisticated customers.  In re Motion of AT&T Corp. To Be Reclassified as a Non-Dominant Carrier, Order, 11 FCC Rcd. 3271, 3306, ¶ 65, 3308 ¶ 71 (1995) (“AT&T Non-Dominance Order”).  The services provided are often differentiated from one customer to the next; and many competitors with different strategies and competitive strengths are competing for these customers.

18.                                 As discussed above, SBC’s services and those offered by AT&T are complementary.  SBC and AT&T typically sell different services to enterprises and typically succeed with different types of business customers.  SBC’s strength is in the sale of services to small and medium-sized businesses with a high percentage of their facilities in SBC’s 13 in-region states.  AT&T’s strength is in the sale of services nationwide and globally to large multi-location businesses.  As a combined organization, they will be able to offer a portfolio of services suitable for any customer.  The merger will allow the combined organization to increase and accelerate investment in its network and to make new innovative services available to mid-sized and smaller businesses.

No Effect on Commission Jurisdiction

19.                                 Following the merger, described in detail below, AT&T will become a wholly-owned first-tier subsidiary of SBC.  The merger will be transparent and seamless for the customers of AT&T Communications of the Mountain States, Inc. in Wyoming.  The Commission will retain the same regulatory authority that it possesses today over AT&T Communications of the Mountain States.

20.                                 AT&T Communications of the Mountain States is authorized to provide local exchange telecommunications services (among other services, as is set forth more fully below) within Wyoming.  Upon completion of the merger, AT&T Communications of the Mountain States will be owned by the same entity that owns it today.  No transfer of assets or of certificates of service authority will occur as part of this transaction.

21.                                 In sum, the merger of SBC and AT&T is in the public interest.  The merger will permit the Applicants to continue providing existing services at just and reasonable rates, will augment the competitive markets in Wyoming and nationwide, and will not adversely affect this Commission’s authority to regulate the AT&T (and SBC) operating subsidiaries subject to the Commission’s jurisdiction.  Indeed, the merger will enhance the ability of the combined organization to offer a broad array of existing and emerging telecommunications and information services by bringing together two industry leaders with complementary strengths and by capitalizing on the synergies related to the companies’ shared values of customer service, innovation, and reliability.

22.                                 The Joint Applicants respectfully submit that the public interest will be served if the proposed merger, explained more fully below, is permitted to be consummated quickly.  The Joint Applicants offer the following information in support of this Application:

II.                                   THE PARTIES

A.                                    SBC Communications Inc. (“SBC”)

23.                                 SBC Communications Inc. is a Delaware corporation with headquarters at 175 East Houston, San Antonio, Texas 78205-2233.  SBC is a holding company and does not directly provide any services in Wyoming or elsewhere.  SBC owns subsidiaries that provide voice, data, and Internet services provider to residential, business, and government customers, mostly in a 13-state region.  SBC’s subsidiaries serve 52.4 million access lines and have 5.1 million DSL lines in service.  SBC holds a 60 percent economic and 50 percent voting interest in Cingular Wireless, which serves 49.1 million wireless customers.  Through alliances with GSM-based providers, Cingular offers coverage in 170 countries worldwide.  SBC is also making a $4 billion investment to bring next-generation Internet Protocol-based (“IP-based”) services to 18 million households within 3 years.  A more detailed description of SBC’s business is provided in its most recent annual report, which is Exhibit B hereto.(1)

(1)                                  SBC wholly owns two subsidiaries that are certificated to provide competitive interexchange or local telecommunications services in the State of Wyoming, but are not involved in the proposed merger transaction.  The first, SBC Long Distance, Inc., f/k/a Southwestern Bell Communications Services, Inc., is a Delaware corporation headquartered at 5850 W. Las Positas Boulevard, Pleasanton, CA 94588.  SBC Long Distance was authorized to provide intrastate interexchange services in Wyoming pursuant to a certificate of registration authority received in Docket No. 74263-TX-97-1.  SBC Long Distance was granted a Certificate of Convenience and Necessity to provide facilities-based and resold local exchange telecommunications services on March 17, 2004, in Docket No. 70110-TA-04-1.

The second subsidiary, SNET America, Inc. is a Connecticut corporation headquartered at 127 Washington Avenue, 5th Floor, North Haven, CT 06473.  Pursuant to a Commission Order entered in Docket No. 74313-TX-98-1, SNET America, Inc. is authorized to provide intrastate, interexchange services in Wyoming.

B.                                    AT&T Corp. (“AT&T”)

24.                                 AT&T is a New York holding corporation with headquarters at One AT&T Way Bedminster, New Jersey 07921.  AT&T provides domestic and international voice and data communications services to residential, business, and government customers in the United States and around the world.  AT&T operates sophisticated global communications networks that support IP as well as other data and voice traffic.  AT&T’s network operations are supported by AT&T Laboratories, a world-leading source of research and development.  In 2004, AT&T’s revenues were approximately $30.5 billion, compared to $34.5 billion in 2003.  AT&T’s capital expenditures for 2004 were approximately $1.77 billion, compared to $3.4 billion in 2003, $3.9 billion for 2002, and $5.6 billion for 2001.  A more detailed description of AT&T’s business is provided in it most recent annual report, which is Exhibit C hereto.

25.                                 AT&T Communications of the Mountain States, Inc., AT&T’s operating subsidiary in the Wyoming, is a Colorado corporation headquartered at One AT&T Way, Bedminster, New Jersey, 07921, and is authorized to provide resold and facilities-based local exchange/competitive local exchange services and competitive interexchange services pursuant to certifications granted by this Commission on March 4, 1996 in Docket No. 70017-TA-96-1 and on July 16, 1984 in Docket No. 9731.

C.                                  Designated Contacts

SBC Contacts:

1.                                       James D. Ellis

Wayne Watts

Paul K. Mancini

Joseph E. Cosgrove, Jr.

Adam McKinney

Danny Hoek

SBC Communications Inc.

175 E. Houston Street

San Antonio, Texas 78205

(210) 351-5059

2.                                       Theodore A. Livingston

Christian F. Binnig

J. Tyson Covey

Kara K. Gibney

Mayer, Brown, Rowe & Maw LLP

190 S. LaSalle

Chicago, Illinois 60603

(312) 782-0600

3.                                       Kate M. Fox

Nancy D. Freudenthal

Davis and Cannon

2710 Thomes Ave.

P.O. Box 43

Cheyenne, WY  82003

(307) 634-3210

AT&T Contacts:

1.                                       Thomas C. Pelto

AT&T

1875 Lawrence Street, Suite 1500

Denver, CO 80202

(303) 298-6009

2.                                       Mary B. Tribby

Holland & Hart LLP

555 17th Street, Suite 3200

Denver, CO 80202

(303) 295-8461

III.                               REQUEST FOR APPROVAL OF SBC’S ACQUISITION OF AT&T

D.                                    The Planned Merger

26.                                 On January 30, 2005, SBC and AT&T entered into an Agreement and Plan of Merger (“Merger Agreement”).  A copy of the Merger Agreement is attached hereto as Exhibit A.

27.                                 The Merger Agreement provides for a business combination (“merger”) of SBC and AT&T pursuant to which SBC will acquire 100% of the ownership of AT&T and AT&T will be merged into a wholly-owned, first-tier subsidiary of SBC.  The SBC subsidiary is a newly formed entity, created for the specific purpose of this transaction, named Tau Merger Sub Corporation (“Tau”).  AT&T will be the surviving entity of the merger with Tau for all legal purposes and the combined entity will retain the name AT&T Corp.  A simplified diagram of the merger is provided in Exhibit F hereto.

28.                                 In connection with the merger, AT&T shareholders will receive 0.77942 shares of SBC stock for each share of AT&T stock they own, as well as a one-time cash dividend from AT&T of $1.30 per AT&T share.  SBC shareholders will continue to own SBC stock and otherwise will not be affected by the transaction.  Upon completion of the transaction, former AT&T shareholders will hold approximately 16% of SBC’s outstanding shares.

29.                                 The proposed merger will be subject to review by the FCC, the Department of Justice, the Securities and Exchange Commission, and numerous state public utility commissions.  The Applicants have already made filings with the FCC, Department of Justice, and SEC, and are filing all of the state commission applications the same day as this one.  The merger will close after all necessary approvals are obtained.

E.                                      Statutory Authority

30.                                 Joint Applicants request that the Commission approve the transaction described above pursuant to § 37-1-104(a) of the Wyoming Statutes (incorporated to telecommunication companies by cross-reference in § 37-15-408), which provides:  “No reorganization of a public utility shall take place without prior approval by the public service commission.”(2)  In evaluating such transactions, the Commission must consider whether “the reorganization will adversely

(2) “Reorganization” is defined to include “any transaction which, regardless of the means by which it is accomplished, results in a change in the ownership of a majority of the voting capital stock of a public utility, or the ownership or control of any entity which owns or controls a majority of the voting capital stock of a public utility.”  Id. at § 37-1-104(b).

affect the utility’s ability to serve the public.”  Id. at § 37-1-104(a).  The Commission has restated this standard as a “focus on the continued ability of the company to serve the public after the proposed transaction as well as it did before.”  In the Matter of the Joint Application of Qwest Communications Corp. et al. for Approval of the Merger of Their Parent Corporations US West, Inc. and Qwest, Inc., 2000 Wyo. PUC LEXIS 357, at *150 (Jun. 9, 2000).  In practice, the Commission, in various orders, has reviewed: (1) the resulting company’s managerial, financial and technical ability and resources to provide telecommunications service; (2) whether a change in control of the state subsidiary will occur; (3) the impact upon the operations of the company operating in Wyoming; (4) rates and services; (5) the policy goals of the Wyoming legislature in enacting the Telecommunications Act of 1995, as described in § 37-15-102; (6) the effect on jobs in Wyoming; and (7) the competitiveness of the market post-merger.  Joint Applicants request that the Commission approve the transaction described above because, as explained further below, the transaction will not adversely affect the AT&T subsidiaries’ ability to “serve the public after the proposed transaction as well as [they] did before.”

IV.                              THE MERGER WILL SERVE THE PUBLIC INTEREST

F.                                      General Benefits of the Proposed Merger

31.                                 The Joint Applicants respectfully submit that the merger of SBC and AT&T will serve the public interest for all the reasons stated in paragraphs 1-22 of this Application, as well as the reasons given below.

32.                                 The merger will strengthen national security.  AT&T in particular is a significant provider of telecommunications and information services to government customers, including the White House, the Department of Homeland Security, the Department of State, the Department of Defense, and Wyoming.  This transaction will result in a robust, U.S.-owned carrier with the financial resources and technical expertise necessary, not only to continue to provide those services, but also to improve them through even greater investment in innovation that produces cost savings, more reliable services, and more robust capabilities to meet future needs.

33.                                 The merger will increase innovation and investment, which will make existing services more efficient, lead to the more rapid introduction of those services to customers who might otherwise wait years for them, and prompt the development of new services that would otherwise not exist.  The combined organization will have greater incentives and ability to invest in research and development and to make available the fruits of those efforts to all customers.  As a result, residential and small business customers ultimately should enjoy capabilities that once were available only to the largest business and government customers.  And once SBC’s and AT&T’s networks are combined, transport will be more efficient, reliability will increase, and the quality of service will be higher.  Customers should benefit from these anticipated merger synergies.

34.                                 Other synergies should also result from this transaction.  Possible examples include (a) more rapid and broader deployment of IP-based services; (b) a broader, more efficient deployment of new, innovative services on Multiprotocol Label Switching (“MPLS”) networks; (c) the enhancement of the combined organization’s ability to serve business customers that demand facilities-based, end-to-end services; (d) the closing of product line gaps; (e) the integration of wireless functionalities into large business customer product offerings; and (f) the creation of substantial additional cost savings, including savings in both fixed and variable costs.

G.                                    Impact on Competition

35.                                 The merger will not adversely affect competition in the provision of services in Wyoming.  There are already many other providers that stand ready to provide services to customers in Wyoming.  For example, according to the Commission’s 2004 Annual Telecommunications Report (at p. 48) there are 14 incumbent carriers in Wyoming, including Qwest, as well as several other carriers, including, MCI, Sprint, McLeod, and Level 3.  If the proposed transaction is consummated, the combined organization will be better positioned than either SBC or AT&T standing alone to compete vigorously and effectively with existing providers of telecommunications services – IXCs, systems integrators, equipment vendors and resellers, network providers, foreign entrants, CLECs, wireless providers, cable companies, and incumbent LECs – across the full range of current and emerging products.  According to the Commission’s 2004 Annual Telecommunications Report (at p. 48), as of December 31, 2003, there were 56 CLECs certified to provide local exchange service.  And the Commission further found that Wyoming consumers have a “wide selection” of long distance telecommunications providers.  Id. at 49.  In fact, the number of interexchange carriers in Wyoming has increased by about 1,200% since 1995, with 37 newly registered interexchange carriers in the reporting year alone. Id.  In addition, according to the FCC’s December 2004 Local Competition Report, as of June 30, 2004, there were 5 wireless carriers operating in Wyoming with 10,000 or more subscribers each, serving a total of 277,658 subscribers – up from 168,232 subscribers in June 2002.  According to the FCC’s December 2004 Report on High Speed Internet Access, as of June 30, 2004, there were 7 cable providers in Wyoming serving over 35,464 lines – up from 10,990 lines in June 2002 and 17,507 lines in June 2003.  The combined organization of SBC and AT&T will be one among many engaged in competition in Wyoming, which will occur not only because of the number of competitors, but also because of the diversity of those competitors, the high fixed cost and relatively low marginal cost of operating telecommunications networks and facilities, the characteristics of customers and the bid processes they employ, and the rapid pace of technological change.

36.                                 The merger will not adversely affect competition not only because the SBC and AT&T operating subsidiaries compete with other service providers but also because, as separate entities, SBC and AT&T typically sell business services to different sets of customers.  SBC’s strength is in the sale of services to small and medium-sized business with a high percentage of their facilities in SBC’s 13 in-region states, while AT&T’s strength is the sale of services nationwide and globally to large, multi-location businesses.

37.                                 The merger also will not diminish competition because AT&T made an irreversible pre-merger decision to discontinue actively marketing local and long distance service to residential and small business customers.  Moreover, the competition for such customers increasingly is coming from cable operators converting to VoIP or other IP-based services, VoIP providers, and wireless carriers, in addition to traditional competitors such as ILECs and CLECs.  For all these reasons, the merger will have no adverse effect on mass market competition.  Rather, increased investment and innovation and broader deployment of new services made possible by the merger will benefit mass market customers.

38.                                 The merger also raises no competitive issues for Internet, wireless, or international services.  With respect to Internet services, where SBC and AT&T compete against each other (the Internet backbone and retail narrowband sector), the level of concentration is low today, and the increase in concentration that would result from this transaction will not be material.  AT&T does not compete in the provision of retail broadband mass market services.  Likewise, AT&T has no present or planned facilities-based mobile wireless service operations and resells wireless services to only a few thousand residential consumers under a legacy arrangement with AT&T Wireless that was terminated last year.  Finally, SBC has only very limited, resale-based retail international operations.  Therefore, the combination of SBC and AT&T will not significantly increase concentration in the retail provision of service on U.S. international routes, which are, in any event, today served by numerous large facilities-based and resale providers.

H.                                    Quality of Service, Rates, Managerial and Technical Ability and Resources to Provide Telecommunications Services

39.                                 The proposed merger will ensure continued availability and quality of the service currently offered by AT&T Communications of the Mountain States, Inc., SBC Long Distance, Inc. and SNET America, Inc.  It will also ensure that the AT&T and SBC subsidiaries maintain their current managerial and technical ability and resources to provide telecommunications services.  AT&T Communications of the Mountain States, Inc. will continue to exist in its current form upon consummation of the merger.  The current customers of the AT&T Communications of the Mountain States, Inc. will continue to receive services from AT&T and the merger will not affect rates, terms, and conditions as currently provided.  The same is true for the services provided by SBC Long Distance, Inc. and SNET America, Inc.  In general, the merger will be transparent to Wyoming customers of those certificated entities because they will receive current services without any interruption or alteration of the existing tariffs or customer arrangements.

40.                                 The combined organization of SBC and AT&T is designed to be able to offer new technologies to the consumer and corporate markets more rapidly, to provide businesses with customized, sophisticated, and integrated national and global telecommunications systems, and to create network efficiencies.  The combined organization would be able to draw upon the expertise, capabilities, and talents of its combined personnel, employing the best practices learned by each of the previously separate AT&T and SBC organizations and improving the quality and breadth of the services offered.  In particular, it is anticipated that many of the technological innovations of AT&T Labs, which heretofore have been implemented predominantly for the benefit of AT&T’s predominately high-end, large enterprise customers, will have broader application to the small and medium business and mass market customers that will be served by the combined organization.  These include (a) IP-based video services, (b) speech and text technologies for visually, hearing, and speech-impaired customers, (c) fraud reduction and security services, (d) e-commerce capabilities, and (e) service provisioning and repair systems.  And the increased financial expenditures of the combined organization in the form of capital expenditures will accelerate the pace at which these new and improved services are deployed.

I.                                         The Financial Strength of the Resulting Organization

41.                                 The merger will create an organization that will enjoy enhanced financial health and vigor, which will affirmatively benefit the public.  Recent years have proven difficult for the telecommunications industry, and reduced revenues and diminished market capitalizations are expected in the future.  The merger of AT&T with a financially strong company will substantially improve AT&T’s access to capital at favorable rates, which in turn will positively impact AT&T’s ability to raise necessary capital and to maintain a reasonable capital structure.  For example, the announcement of the merger itself has already had a potential positive impact on AT&T’s credit rating, with Standard & Poor’s indicating that it may raise its ratings on AT&T from junk status to investment grade.  The synergies created by this merger should strengthen the combined organization through reduced costs, increased productivity, and augmented revenues.  The estimated net present value of these operating and capital expense synergies is $15 billion.  And the positive impact on AT&T’s ability to raise necessary capital and maintain a reasonable capital structure, as noted above, will inure to benefit all of AT&T’s subsidiaries.  Information on the current financial status of SBC and AT&T is provided in the attached annual reports, Exhibits B and C.

42.                                 The synergies created by this merger will strengthen the merged entity by combining the operating and regulatory activities of the organizations, which in turn should reduce costs and increase productivity.  These efficiencies eventually should augment revenues.

J.                                      Employment Outlook

43.                                 The merger of SBC and AT&T will create a much stronger job outlook for the combined organization.  As a result of the recent financial downturn in the telecommunications industry, hundreds of thousands of jobs have been lost.  Neither SBC nor AT&T has been immune.  Since 1999, AT&T has reduced its workforce from over 100,000 employees to approximately 47,000.  SBC likewise has continued to reduce its workforce.  While nearly every corporate merger involves a short-term reduction of jobs because of the desire to improve productivity by eliminating redundant and inefficient systems, this merger will position the combined organization for growth, which in time will produce jobs.  By creating a new business combination that is stronger than the sum of its parts, the merger of SBC and AT&T should facilitate development of new technologies and possibly improve existing services.  Furthermore, the workforce-related benefits of this merger extend beyond the combined organization’s employment needs.  A strong combined SBC and AT&T should be able to deliver the advanced networks and services required by American businesses to succeed, which in turn creates jobs in the economy at large.

44.                                 Both the unions representing SBC and AT&T workers—the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”) — have expressed their support of the merger.  As Morton Bahr, President of the

CWA stated on January 31, 2005:  “With the assurance that in this merger, the companies are committed to growing the business, providing quality and universal customer services, and to creating well-paying jobs for American communities, CWA will support the proposed acquisition and urge regulators to give it their approval.”  Exhibit D.  The IBEW similarly cheered the merger: “The IBEW is encouraged by the purchase of AT&T by SBC. We have long maintained that our primary goal for the modern telecommunications industry is the promotion of growth and job opportunities that benefit workers, companies, consumers and communities alike. The joining of forces by two major players in the industry could be a major step toward this goal.”  Statement of IBEW President Edwin D. Hill, January 31, 2005, attached hereto as Exhibit E.

K.                                    Policy Goals of the Wyoming Legislature in Enacting the Telecommunications Act of 1995

45.                                 The proposed merger is consistent with and will help accomplish the policy goals of the Wyoming Legislature in enacting the Telecommunications Act of 1995.  As described in Wyo. Stat. Ann. §37-15-102, the intent of the Act is “to ensure essential telecommunications services are universally available to the citizens of [Wyoming] while encouraging the development of new infrastructure, facilities, products and services” and to “transition .. . . [the] telecommunications industry to competitive markets and to maintain affordable essential telecommunications services through the transition period.”  Wyo. Stat. Ann. §37-15-102.  The proposed merger furthers these goals.  As explained above, the combined organization will be better positioned to compete vigorously and effectively with existing providers of telecommunications services to medium and large businesses.  In addition, the proposed merger will not diminish competition for mass-market customers; indeed, because AT&T has largely withdrawn from the mass market, the merger will not deprive residential customers of a major player in those markets.

L.                                     The Authority of This Commission to Regulate Rates and Service

46.                                 The approval of this merger will not impair, compromise, or in any material way alter the Commission’s authority to regulate the AT&T and SBC subsidiaries currently operating in Wyoming pursuant to this Commission’s certifications.  Upon completion of the merger, the Commission will retain authority over the rates, services, and responsibilities of those certificated entities in accordance with applicable law to the same extent that it does today.

V.                                  CONCLUSION

Wherefore, for the foregoing reasons, SBC and AT&T respectfully request that the Commission approve this Joint Application, find that the Agreement and Plan of Merger will not adversely affect AT&T Communications of the Mountain States’ ability to serve the public in Wyoming, and grant any other relief deemed necessary and appropriate to effectuate the Agreement and Plan of Merger.

Respectfully submitted,

By:

Kate M. Fox
Nancy D. Freudenthal
Davis and Cannon
2710 Thomes Ave.
P.O. Box 43
Cheyenne, WY 82003
(307) 634-3210

Theodore A. Livingston
Christian F. Binnig
J. Tyson Covey
Kara K. Gibney
Mayer, Brown, Rowe & Maw LLP
190 S. LaSalle
Chicago, Illinois 60603
(312) 782-0600

James D. Ellis
Wayne Watts
Paul K. Mancini
Joseph E. Cosgrove, Jr.
Danny Hoek
SBC Communications Inc.
175 E. Houston Street
San Antonio, Texas 78205
(210) 351-5059

Counsel for SBC

By:

Mary B. Tribby
Holland & Hart LLP
555 17th Street, Suite 3200
Denver, CO 80202
(303) 295-8461

Walter F. Eggers III
Holland & Hart, LLP
2515 Warren Ave., Suite 450
P.O. Box 1347
Cheyenne, WY 82003-1347
(307) 778-4200
(307) 778-8175

Counsel for AT&T